EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	Jurisdiction	Doing Business As
Illumina UK, Ltd.	United Kingdom	Illumina UK, Ltd.
Illumina GmbH	Germany	Illumina GmbH
Illumina K.K.	Japan	Illumina K.K.
Illumina Singapore Pte. Ltd.	Singapore	Illumina Singapore Pte. Ltd
Illumina Canada, Inc.	Canada	Illumina Canada, Inc.
CyVera Corporation	Delaware	CyVera Corporation
Illumina Netherlands B.V.	Netherlands	Illumina Netherlands B.V.
Solexa, Inc.	Delaware	Solexa, Inc.
Illumina Cambridge, Ltd.	United Kingdom	Illumina Cambridge, Ltd.
Lynx Therapeutics, GmbH	Germany	Lynx Therapeutics, GmbH
All listed subsidiaries are wholly-owned subsidiaries of Illumina, Inc.